12/13

05013262

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Joint Stock) Central Telecommunication

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

DEC 14 2005

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 5798

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 12/14/05

82-5198

Joint Stock Central Telecommunication

ARLS
12-31-01

TABLE OF CONTENTS

Dear shareholders!

Presenting the CenterTelecom 2001 annual report to you I can confidently say that we achieved what we had planned, managed to strengthen shareholders' and investors' trust and now continue to energetically move forward.

The past year was marked by a large scale restructuring of the Company, which June 1, 2001 assumed a new and rather demanding name -the Central Telecommunication Company.

An internal reorganization aimed at improving efficiency of business management and strengthening the Company competitive ability in the liberalized market environment was completed. The number of local branches was reduced from 48 to 15, making them larger and enabling a streamlined management structure and a more accurate monitoring of financial flows, and ensuring optimal customer service capabilities.

The Company's managers dedicated a lot of efforts in 2001 to introduce separated cost accounting, transition to budgeting and acceptance of international accounting and reporting standards. Considerable progress was made in preparation to the external reorganization - joining to CenterTelecom of 16 regional operators in the Central Federal Administrative district.

The tasks set for 2001 are fulfilled. The 2001 business plan is executed for all key performance parameters. The gross sales increased by 30%, revenue from telecommunications services grew by 31%. The share of revenue growth generated by greater volumes of services rendered also increased. Profit exceeded the planned amount.

The Company's securities are briskly traded in RTS and on MICEX. Over the year CenterTelecom shares enjoyed a steadily growing demand against a backdrop of rising share prices. Jointly with JPMorgan the Company established a Level I ADR program. We are quite confident that introducing CenterTelecom securities to international stock markets serves the interests of all shareholders.

It is important to stress that the Company's high standing in the business community substantially strengthened. Growing interest of international investors to CenterTelecom is apparent. An international rating agency Standard&Poor's assigned a long-term credit rating to CenterTelecom. The Financial Times' experts included JSC CenterTelecom in the list of 100 largest East European companies.

Finally, I would like to reiterate that the confidence and trust of our shareholders and partners we consider the main criteria for assessing the efficiency of our business.

My best wishes,

R.Amaryan
General Director

The Company Profile
as on January 1, 2002

Name: Joint-Stock Company Central Telecommunication Company

The principle telecommunications operator of the Moscow region

Established in 1886

Privatized in 1994

Number of telephone access lines 1,382,000

Number of telephone sets 1,300,000

900,000 subscribers of wireline broadcast

9,000 Internet users

Over 20 UHF radio transmitters

Gross sales RUR3,275,900

Charter (legal) capital of the Company is RUR185,589,300 and consists of 618,631,000 shares nominal value of RUR0.3, including:

451,601,000 ordinary shares

154,658,000 Preference Class A shares

12,372,000 Preference Class B shares

The Company's Auditor: (Private) JSC Arthur Andersen

The Company's registrar: (Private) JSC Registrator-Svyaz

Major shareholders of the Company.

Shareholder	Share of the Charter Capital	% of voting shares
JSC Investistitsionnaya Compania Svyazi (Svyazinvest)	38,0 %	52,0 %
Russian Federal Property Fund	22,0 %	27,4 %
(Private) JSC ABN AMRO Bank A.O. (nominal shareholder)	10,6 %	3,6 %
(Private) JSC Bank Credit Suisse First Boston (nominal shareholder)	8,4 %	3,9 %
(Private) Joint-Stock Company Depositary-Clearing Company (nominal shareholder)	7,1 %	5,4 %

Board of Directors

Mr. Valeri N. Yashin Chairman of the Board of Directors, General Director, JSC Svyazinvest

Mr. Ruben A. Amaryan General Director, JSC CenterTelecom

Mr. Vadim E. Belov Deputy General Director, JSC Svyazinvest

Mr. Alexander V. Lopatin Deputy General Director, JSC Svyazinvest

Mr. Pyotr A. Efanov Minister of property relations, the Moscow region government

Mr. Sergey N. Koshman Deputy Chairman of the Moscow region government

Mr. Kent Nordin Associate Director, Prosperity Capital Management

Mr. Yuri A. Pavlenko First Deputy Minister for Telecommunications and Informatization of the Russian Federation

Ms. Oksana V. Petrova Chief Expert, Department of Corporate Management, JSC Svyazinvest

Management Board

Mr. Ruben A. Amaryan	General Director Chairman of the Management Board
Mr. Aleksey A. Lokotkov	First Deputy General Director
Mr. Nikolay V. Mezhuev	Deputy General Director
Mr. Maxim A. Pegasov	Deputy General Director
Mr. Andrey V. Galaev	Deputy General Director Head of Division for Technical Operation of Telecommunications
Ms. Ella M. Zhuravleva	Deputy General Director Head of Personnel Management Division
Ms. Raisa P. Konstantinova	Chief Accountant Deputy General Director Head of Division of radio communications and broadcast
Mr. Pyotr N. Martyshechkin	Executive Director
Mr. Alexander I. Pol'nikov	Head of capital expenditures department JSC Svyazinvest

Major events of 2001

May 12-17	CenterTelecom took part in an international exhibition SvyazExpocomm'2001.
May 17	A contract to install a high-capacity transit node of the digital network in the Moscow region was signed with Lucent Technology.
June 1	A decision on internal restructuring was made. The network of local branches was streamlined into 13 larger branches (from 48 before restructuring).
June 18	A new name of the Company - Joint-Stock Company Central Telecommunication Company (CenterTelecom) was registered by the Moscow region registration chamber.
July 10	A contract with Iskratel of Slovenia secured by Ljubljana bank of the Republic of Slovenia was signed for installation of switches with total capacity of 90,000 ports in 37 towns and districts of the Moscow region.
August 16	Russian Federal Securities Commission issued a permit providing for trading in the Company's ordinary registered book-entry shares outside Russia in the form of American Depositary Receipts.
September 4	A Deposit Agreement was signed with JPMorgan on cooperation in establishing and implementation of a Level I ADR Program.
September 17	A new digital local switch "793" for 10,000 lines was commissioned for service in Khimki.
October 2	CenterTelecom celebrated its 115th anniversary.
October 22-26	CenterTelecom presented its exposition at an international exhibition InfoComm'2001.
November 2	All types of the Company shares were split at the conversion ratio of 1:1000 (1 old share is converted into 1000 new shares).
November 16	The first tranche of the Company's bond issue to the value of RUR600 mln was placed at MICEX.
December 11	Standard&Poor's assigned to CenterTelecom an international local and foreign currency credit rating CCC, stable.

Strategy and Development Prospects

Implementing objectives of business activity stated in the Charter in the liberalized market environment of the Moscow region the Company identified the following long-term tasks:

· Aggressive market positioning: maintaining dominant position in the provision of traditional services and expanding exposure in the sector of new services.

· Development and upgrade of production facilities to deploy a state-of-the-art digital multiservice network to meet to the utmost degree the pent-up effective demand.

· Improving the business efficiency.

· Formation of the super-regional company CenterTelecom.

The super-regional company created by a merger into CenterTelecom of 16 regional companies of the most populated Russian Central Administrative district will serve over 5 mln subscribers and will become Russia's largest super-regional telecom operator.

Corporate actions and external restructuring

Over the reporting year an internal reorganization aimed at improving efficiency of the production management and competitive strength in the liberalized market environment was completed. The central management structure was reorganized, while the number of local branches was reduced to 15 from 48 before the reorganization.

Pursuant to the Company's strategy concerted efforts were made to optimize corporate management in order to accelerate turnover of funds, improve efficiency and reduce business risk of the Company. CenterTelecom's experts prepared transition to separated cost accounting and budgeting of structural units. Acceptance of international accounting and reporting standards is well under way.

In 2001 considerable amount of work was performed in connection with the external restructuring of the Company to prepare joining to CenterTelecom of 16 regional operators in the Central Administrative region of the Russian Federation. One of the key stages was completed: shareholders of all the 17 companies by an average majority of 97.4% voted for the merger.

CenterTelecom's managers are involved in working with financial accounting, business plans, and other documentation of the regional companies, laying the foundation of the merging their business into a single super-regional seamless telecommunications company of the Central and Central Black-Soil area of the Russian Federation with annual revenues of RUR15 bln.

Financial and operation results in 2001

The Company's 2001 business plan is fulfilled by all key indicators.

Planned revenues were surpassed by RUR30 mln, while operating costs were reduced by RUR39.7 mln, resulting in a surplus of sales profit of RUR69.7 mln over the planned.

Pre-tax profit beat the plan by a margin of RUR23 mln. Undistributed (net) profit at the disposal of the Company amounted to RUR119 mln, or RUR6.5 mln in excess of the planned amount.

The Company's revenues

Company's revenues grow by 1/3 annually

Operating revenues, RUR in thousands			
1998	1999	2000	2001
1,250,109.7	1,777,316.8	2,270,997.2	2,975,678.5

Key performance indicators and financials

	2000	2001			2001 as % to 2000
		Business plan	Actual	Actual as % of planned	
Sales of goods, works, services (excluding VAT, sales tax), RUR in thousands	**2,517,937**	**3,245,912**	**3,275,928**	**100.9**	**130.1**
Revenues from telecommunications services (tariff revenues) (excluding VAT, sales tax), RUR in thousands Including	**2,270,997**	**2,934,941**	**2,975,679**	**101.4**	**131.0**
Sales of telecom services to residential sector, RUR in thousands	**1,512,794**	**1,991,455**	**2,096,427**	**105.3**	**138.6**
Production costs, RUR in thousands	**2,130,083**	**2,932,901**	**2,893,175**	**98.6**	**135.8**
Sales margin, RUR in thousands	**387,854**	**313,011**	**382,753**	**122.3**	**98.7**
Profit before tax	**286,601**	**150,140**	**173,175**	**115.3**	**60.4**
Undistributed (net) profit, RUR in thousands	**219,436**	**112,517**	**118,973**	**105.7**	**54.2**
Revenue per employee, RUR in thousands	**186.7**	**232.68**	**236.41**	**101.6**	**126.6**

Reduction in the undistributed profit percentage in 2001 as compared to the previous year can be attributed to the accelerated network upgrade and development in the conditions of toughening competition. Eventually, the funds derived from profit were capitalized.

Operating revenues breakdown by service type

International and domestic long-distance services	1,665,504
Document transmission	52,314
Urban telephone service	1,063,761
Rural telephone service	114,756
Wireline broadcast	77,070
Land wireless service with mobile	2,250
Total	**2,975,678**

As on January 1, 2002 the Company had no overdue accounts payable, making all falling due payments for the supplied equipment and towards budgets of all levels on time.

Development and upgrade of production facilities

According to the Company's strategy, determined efforts were made in 2001 to develop local networks and create the digital transport network - the basis of the modern telecommunications infrastructure of the region.

Key CenterTelecom network development numbers in 2001

	2000	2001			2001 as % to 2000
		Business plan	Actual	Actual as % of planned	
Growth in the length of long-distance telephone channels, channelxkm in thousands	62.1	640	668.5	104.5	1076.5
including digital channels, channelxkm in thousands	62.1	640	720.2	112.5	1159.7
Growth in the length of transmission lines, total, km	25.6	95.86	99.8	104.1	389.8
including fiber-optic links, km	25.6	107	125,4	117.2	489.8
Growth in number of basic telephone sets, total, thousand pieces	40.71	29.8	44.805	150.35	110.06
urban networks, thousand sets	34.71	26.7	37.43	140.19	107.84
rural networks, thousand sets	6	3.1	7.375	237.90	122.92
Growth in outgoing direct-dial circuits at trunk exchanges, total, circuits	360	300	300	100	142.9
intra area-code, circuits	165	300	240	80	160.0

Growth of installed capacity on local networks was 62,000 lines, including over 5,000 in rural areas.

Telephone penetration in urban areas of regions increased over the year from 22.1 to 22.9 in towns, and from 10.7 to 11.3 in the country.

During the reporting year over 125 km of fiber-optic cable lines were laid, while the growth in the length of digital circuits reached 720,000 channelxkm, 11 times more than the previous year growth.

Interactive cable TV networks for 16,200 subscribers were commissioned for service in Kolomna, Orekhovo-Zuevo and Losino-Ptrovski. Further steps were made to transfer rural wireline broadcasting to air-broadcast.

Implementation of strategic priorities in the development of production facilities, in marketing policy, quality of service improvement contributed to the paid traffic growth.

Outgoing long-distance paid calls			Outgoing long-distance paid calls per capita		
2000	2001	growth rate	2000	2001	growth rate
146,261	181,136	23,8%	22,5	28,1	5,6

Performance of traffic volumes

	2000	Business	Actual	Actual as %	2001 as %
1. Domestic long-distance traffic, thousand calls	79,703	89,651	118,496	146,261	181,136
2. International traffic, thousand calls	1,357	9,423	10,596	11,560	13,271

Quality of service management

Quality of service issues and subscriber satisfaction are constantly at the center of the Company's attention.

According to reported data checked during the inspection by the State Telecommunications Supervisory Body (Gossvyaznadzor), quality of CenterTelecom's services complies with targets set by appropriate regulations.

The share of faults cleared within the prescribed target period was

·98.8% on the urban networks

·98.2% on the rural networks, and

·99.2% on wireline sound broadcast networks.

The share of out-of-service public payphones was 4.4%.

Over 90% of international routes had the ratio of unsuccessful calls below the accepted target.

In order to ensure the required quality of services, in 2001 the Company's management made a decision to implement a quality management system and obtain a certificate of its compliance with the state regulations. The work to this end in the Moscow region was practically completed.

Investment

The investment policy in the reporting period was aimed at gaining the Company's strategic objectives.

Overall investments into the Company's fixed assets in 2001 amounted to RUR960,203,000.

Capital investment, RUR in thousands

	2000	2001
Automatic telephone exchanges, RUR in thousands	**219,703**	**696,302.0**
Intra numbering plan area transmission lines, RUR in thousands,	**7,575.0**	**50,504.0**
including microwave links, RUR in thousands	**0.0**	**3,273.0**
Long-distance exchanges, RUR in thousands	**3,239.0**	**20,007.0**
Wireless communications, RUR in thousands	**2,572.0**	**30,958.0**
Document transmission, RUR in thousands	**5,915.0**	**2,165.0**
Civil engineering and auxiliary facilities, RUR in thousands	**22,106.0**	**160,267.0**

Telephone exchanges with total capacity of 63,248 lines were installed and put into service, including

·58,228 lines at urban exchanges, and

·5,020 at rural exchanges.

Sound-broadcast UHF stations with total output power of 0.75 kWt were commissioned for service.

Investment into fixed assets

	1998	1999	2000	2001
Capital expenditures from all sources of financing, RUR in millions	253	256	419	960
Company's own funds, RUR in millions	210	200	267	313
including profit, RUR in millions	118	95	151	175
Raised funds, RUR in millions	43	56	152	647

Human resources development policy

The Company personnel policy is based on the confidence that highly skilled workforce, qualified personnel and its ability to work in the rapidly changing market environment are the keys for successful business activity of the Company. That is why CenterTelecom pays great attention to the development and training of its employees.

In 2001 some 2,252 CenterTelecom's employees took training or refresher courses at the Company's Training Center, of which 1,482 were technical experts, 408 workers and 340 managers of various levels. Among lecturers and teachers at the Center there were academics and professors from University of Telecommunications, experts from ministries, legal and justice bodies.

The Company pursued persistent policy to streamline the organizational structure and have an optimal number of employees.

Despite a slight increase in the number of employees caused by the corporate restructuring productivity actually grew in 2001. In terms of labor force productivity CenterTelecom is ranked third among the regional companies, behind metropolitan telephone networks of Moscow and S.Petersburg.

Productivity and salaries

	2000	2001	2001 as % of 2000
Average number of employee over the year	13,484	13,857	102.8
Total payroll, RUR in thousands	724,358.5	974,595.5	134.5
Average monthly salary per employee, RUR in thousands	4.48	5.86	130.8
Average monthly income per employee, RUR in thousands	4.52	5.90	130.5
Number of lines per employee, lines	91,4	91,8	100.4
Installed exchange capacity per employee, subscriber lines	97,6	99,7	102.2

Securities

Safeguarding the shareholders rights and ensuring transparency have always been and remain the cornerstones of the Company's policy of relations with shareholders and investors.

Entering international equity markets by CenterTelecom became one of the most significant steps undertaken by the Company in 2001. Jointly with JPMorgan Chase Bank a Level I ADR Program was successfully established for 334,185 underlying outstanding shares (without share split).

In November 2001 a split of the Company's placed shares was effected. The nominal value of each split share was reduced 1000 times less, which make the Company's share more attractive on stock markets. The trading was also facilitated by assignment to CenterTelecom of an international credit rating in foreign and local currency by Standard&Poor's.

By the year end the market capitalization of the Company reached USD128 mln - a growth by 78% as compared with USD72 at the beginning of the year.

Share price performance



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RTS index
Market cap

Note: The break in the chart is due to suspension of trading during the registration of a new nominal value of shares.

Dividends

At the general meeting of shareholders the dividend amount to be paid on preference shares was set at 25.7% of their face value, dividend payable on the ordinary shares was declared at 8.7% of their face value.

Securities	1998		1999		2000		2001	
	Earnings per share, RUR	% of the face value	Earnings per share, RUR	% of the face value	Earnings per share, RUR	% of the face value	Earnings per share, RUR	% of the face value
Ordinary shares	22	7,3	40	13,3	33,05	11,0	0,026	8,7
Preference Class A shares	106	35,3	164	54,7	141,89	47,3	0,077	25,7
Preference Class B shares	53	17,7	82	27,3	70,9	23,6	0,038	12,7

Financial Statements

ASSETS	Line code	As at the beginning of reported period	As at the end of reported period
1	2	3	4
I. NON-CURRENT ASSETS Intangible assets (04, 05)	110	7,438	742
Patents, licenses, trademarks (brand names), other similar rights and assets.	111	3,460	742
Organizational expenses	112		
Business standing of the Company (goodwill)	113		
Fixed assets (01, 02, 03)	120	2,388,250	2,910,080
Land and natural resources utilization facilities	121		
Property, plant and equipment	122	2,182,904	2,729,109
Incomplete construction facilities (07, 08, 16, 61)	130	197,907	608,322
Income yielding property investment (03)	135		
Property for lease	136		
Property to be provided under hire contracts	137		
Long-term financial investment (06, 82)	140	2,393	3,393
Investment in subsidiaries	141		
Investment in affiliates	142		
Investment in other organizations	143	2,369	3,369
Loans granted to organizations for a term of over 12 months	144		
Other long-term financial investments	145	24	24
Other non-current assets	150		
Total on Section I	190	2,595,988	3,522,537
II. CURRENT ASSETS Inventories	210	69,052	138,439
Including:Raw materials, auxiliary and other suchlike assets (10, 12, 13, 16)	211	61,647	118,494
Cattle/livestock kept for feeding (11)	212		
Expenses on unfinished products (in distribution overheads) (20, 21, 23, 29, 30, 36, 44)	213	4	
Finished products and goods for resale (16, 40, 41)	214	1,363	1,744
Shipped products (45)	215		
Prepaid expenses (31)	216	6,038	18,201
Other inventory and expenses	217		
VAT on acquired tangibles (19)	220	18,121	130,677
Accounts receivable (with payment expected not later than 12 months after the date of reporting)	230	135	109
Including: Customers and buyers (62, 76, 82)	231	58	
Notes receivable (62)	232		
Debt of subsidiaries and affiliates (78)	233		
Advance payments made (61)	234		
Other receivables	235	77	109
Accounts receivable (with payment expected within 12 months after the date of reporting)	240	246,662	612,548
Including: Customers and buyers (62, 76, 82)	241	207,229	317,860
Notes receivable (62)	242	50	
Debt of subsidiaries and affiliates (78)	243		

1	2	3	4
Overdue unpaid contributions of shareholders (founders) into the Charter (legal) capital (75)	244		
Advance payments made (61)	245	17,120	7,651
Other receivables	246	22,263	287,037
Short-term financial investment (56, 58, 82)	250	390	
Including: Loans granted to organizations for a term less than 12 months	251		
Shares of the Company repurchased from shareholders	252		
Other short-term financial investment	253	390	
Cash and cash equivalents	260	75,491	239,505
including: Cash funds (50)	261	4,557	4,230
Accounts current (51)	262	61,734	221,043
Currency accounts (52)	263	5,058	4,571
Other cash (55, 56, 57)	264	4,142	9,661
Other current assets	270		
Total for Section II	290	409,851	1,121,278
GRAND TOTAL (sum of lines 190 and 290)	300	3,005,839	4,643,815

LIABILITIES	Line code	As at the beginning of reported period	As at the end of reported period
1	2	3	4
III. CAPITAL AND RESERVES Charter (legal) capital (85)	410	185,589	185,589
Additional capital (87)	420	1,767,075	1,761,308
Reserves (86)	430	27,838	27,838
Reserves allocated pursuant to effective legislation	431	27,838	27,838
Reserves formed according to founding documents	432		
Social fund (88)	440	4,156	
Retained profit of previous years (88)	460	430,339	437,059
Uncovered loss of previous years (88)	465		
Retained profit of the reporting year (88)	470	X	118,973
Not-covered loss of the reporting year (88)	475	X	
TOTAL for Section III	490	2,414,997	2,530,767
IV. LONG-TERM LIABILITIES Loans and credits (92, 95)	510	2,584	600,000
including: Bank credits to be repaid in over 12 months from the reporting date	511		
Loans to be repaid in over 12 months from the reporting date	512	2,584	600,000
Other long-term liabilities	520	8,138	33,095
TOTAL for Section IV	590	10,722	633,095
V. SHORT-TERM LIABILITIES Loans and credits (90, 94)	610	43,094	489,589
Including:Bank credits with maturity within 12 months after the reporting date	611	43,094	489,589
Loans to be repaid within 12 months after the reporting date	612		
Accounts payable	620	402,540	729,417
Including: suppliers and contractors (60, 76)	621	281,347	630,718
Notes payables (60)	622		
Debt to subsidiaries and affiliates (78)	623		
Debt to the Company's employees (70)	624	16,292	91

1	2	3	4
Debt to state non-budget funds (69)	625	6,678	170
Indebtedness to budget (68)	626	28,599	12,252
Advance payments received (64)	627	56,972	79,726
Other payables	628	12,652	6,460
Income payments due to shareholders (founders) (75)	630	44,450	4,240
Income of future periods (83)	640	90,036	256,707
Provisions for future expenses (89)	650		
Other short-term liabilities	660		
TOTAL for Section V	690	580,120	1,479,953
GRAND TOTAL (sum of lines 490, 590, and 690)	700	3,005,839	4,643,815

2001 PROFIT AND LOSS ACCOUNT

(According to the Russian Accounting Standards)

Description	Line code	Over the reporting period	Over the same period previous year
1	2	3	4
I. Ordinary activity revenues and expenses Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	010	3,275,928	2,517,937
including sales of telecommunications services	011	3,248,587	2,497,663
Costs of sales of goods, products, services, works	020	(2,856,705)	(2,099,223)
Including costs of telecommunications services	021	2,831,549	2,085,601
Gross profit	029	419,223	418,714
Selling expenses	030	(36,470)	(30,860)
General and administrative expenses	040		
Profit (loss) from sales (line 010 less lines 020, 030, and 040)	050	382,753	387,854
II. Operating income and expenses Interest receivable	060	1,381	3,201
Interest payable	070	(55,496)	(3,987)
Income from participation in other organizations	080	12	12
Other operating income	090	30,645	316
Other operating expenses	100	(92,001)	(104,078)
III. Non-operating income and expenses Non-sales income	120	24,959	21,459
Non-sales expenses	130	(119,078)	(18,176)
Profit (loss) before tax (sum of lines 050, 060 080, 090, and 120 less lines 070, 100, and 130)	140	173,175	286,601
Profit tax and other similar mandatory payments	150	(54,202)	(67,165)
Profit (loss) from ordinary activity	160	118,973	219,436
IV. Extraordinary income and expenses Extraordinary income	170	46	
Extraordinary expenses	180	(46)	
Net profit (undistributed profit (loss) of the reported period (sum of lines 160 and 170 less line 180)	190	118,973	219,436
For reference: Dividend per share * preference (preferred) Class A (RUR)	201	0.14189000	0.16400000
Ordinary (RUR)	202	0.03305000	0.04000000
		3	
Projected dividend in the next reporting year, per share: *preference (preferred) Class A (RUR)	203		0.00720000

1	2	3	4
Ordinary (RUR)	204		0.00480000
		3	4
Dividend per share * preference (preferred) Class B (RUR)	205	0.07094000	0.08200000
		3	
Projected dividend in the next reporting year, per share: *preference (preferred) Class A (RUR)	206		0.00360000

Independent auditor's report to shareholders on the financial accounts of JSC Central Telecommunication Company for the year ended December 31, 2001

1. We have audited the attached financial statements of JSC Central Telecommunication Company for the year ended December 31, 2001. The accounts were prepared by the executive body of JSC Central Telecommunication Company in accordance with the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation. Accounts prepared in accordance with the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation differ materially from accounts prepared according to the international accounting standards.

2. Responsibility for the preparation of the financial accounts lies with the executive body of JSC Central Telecommunication Company. Our responsibility was to make a statement as to the consistency and credibility of the accounts based on the conducted audit.

3. The audit of the accounts of JSC Central Telecommunication Company over the periods before January 1, 2001 was conducted by other auditing organization, whose statement on the credibility of the accounts of JSC Central Telecommunication Company over the period ended on December 31, 2001 was made in the auditor's report of April 16, 2001. The audit carried out by us did not include audit of the accounts of JSC Central Telecommunication Company over the periods before January 1, 2001.

4. We have conducted the audit pursuant to the Federal Law "On auditing activity" #119-FZ of August 7, 2001 and Regulations (Standards) of auditing as approved by the Commission on auditing activity under the President of the Russian Federation. The audit was planned and conducted so as to ensure *sufficient confidence that the accounts in all material aspects were prepared according to the Federal Law #129-FZ of November 21, 1996 "On accounting"* and "Regulations on accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation. The audit included verification of supporting documents for certain selected figures and explanations contained in the accounts. We believe that the conducted audit provides sufficient grounds to make a statement regarding the credibility and consistency of the accounts.

5. During the audit of the accounts of JSC Central Telecommunication Company we failed to obtain sufficient supporting documents regarding the arrangements to reflect in the accounts operations connected to sale of telecommunications services by Lyuberetski telecommunications node of JSC Central Telecommunication Company. JSC Central Telecommunication Company has no available information as to sales amount and costs of the services rendered, as well as regarding the accounts receivables due from subscribers of the Lyuberetski telecommunications node, since gathering and processing of accounting data for the international and domestic long-distance calls, and billing and account settlements with the subscribers of Lyuberetski telecommunications node of JSC Central Telecommunication Company are carried out by (Private) JSC Lyuberetski Technical and Production Center. Due to this fact we were unable to obtain sufficient information to form out opinion as to credibility of the amounts shown by item-line 110 "Net revenues from sale of goods, products, services" and item-line 020 "Costs of sold goods, products, works, services" in the Profit and Loss Account and by item-line 240 "Accounts receivable" of the balance sheet.

6. In our opinion, apart from any adjustments that could be deemed necessary should it be possible to obtain sufficient clarifications as to the circumstances laid out in paragraph 5 above, and with the exception of facts identified in Annex 1 to the independent auditor's report to shareholders on the financial accounts of JSC Central Telecommunication Company for the year ended December 31, 2001, the financial statements attached to this report are true and fair, i.e. prepared in such a way as to provide in all material aspects a true and fair view of the assets and liabilities of JSC Central Telecommunication Company and financial results of its activity over the year ended on December 31, 2001, according to the Federal Law #129-FZ of November 21, 1996 "On accounting" and "Regulations on accepting accounting and financial reporting in the Russian Federation", approved by Order #34n of July 29, 1998 issued by the Ministry of Finance of the Russian Federation.

7. Without making any additional notes to our report we draw attention to the fact, that revenues of JSC Central Telecommunication Company in future will depend upon state regulated tariffs and that substantial uncertainty still exists regarding the tariff rates.

8. At an extraordinary meeting of shareholders held on February 22, 2002 shareholders decided to reorganize JSC Central Telecommunication Company by merging into it 16 subsidiaries of JSC Svyazinvest located in the central region.

9. Over the past 10 years Russia has undergone momentous political, economic and social changes. Being an emerging market, the country so far has no sufficiently developed business infrastructure and credible legal environment that exist in more developed market economies. The government of the Russian Federation currently undertakes efforts to solve these problems; however, implementation of reforms aimed at creating banking, tax and legal systems like existing in more developed economies has not completed yet. As evidenced by the default on the sovereign debt and rouble devaluation in 1998, doing business in Russia entails risks which normally do not exist in more developed economies. These risks remains in the Russian economy of today resulting in non-convertibility of the local currency abroad, crippling currency control, low liquidity of long-term credits and capital, high inflation rate, etc.

Signed by the Auditor and Partner ZAO Arthur Andersen, March 29, 2002.